SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

Clear Skies Solar, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE$0.001 PER SHARE

(Title of Class of Securities)

184681104

(CUSIP Number)

Clear Skies Solar, Inc.
Attn: Arthur L. Goldberg
200 Old Country Road, Suite 610
Mineola, NY 11501-4241
(516) 282-7652

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*  The  remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934  ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see  the Notes).

(Continued on following pages)

1	NAMES OF REPORTING PERSONS: Barry Honig

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		2,000,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,000,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.93%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

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Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Clear Skies Solar, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 200 Old Country Road, Suite 610, Mineola, NY 11501-4241.

Item 2. Identity and Background.

This statement is being filed by Barry Honig.  Mr. Honig provides consulting services to the Issuer.

During the past five years, Mr. Honig has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On May 8, 2009, Mr. Honig sold 2,000,000 shares of the Issuer’s Common Stock in privately negotiated transactions.

Item 4. Purpose of Transaction.

The Reporting Person intends that his aggregate holdings not equal or exceed 5% of the issued and outstanding Common Stock of the Issuer and, accordingly, may engage in one or more privately negotiated or other transactions for the purpose of reducing his overall ownership of the Issuer's Securities.  Except as set forth above, Mr. Honig has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  Mr. Honig may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

As of May 8, 2009, Barry Honig beneficially owned 2,000,000 shares or 4.93% of the Issuer’s common stock.  Mr. Honig has the sole power to vote or dispose of all of his shares.

In the sixty days prior to May 8, 2009, the date of the event requiring the filing of this statement, Mr. Honig did not engage in any transactions involving the Issuer’s common stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Barry Honig and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

November 10, 2009	/s/ Barry Honig
Barry Honig